EXHIBIT 1

[LETTERHEAD OF THE BANK OF NOVA SCOTIA]

October 13, 2008

Teck Cominco Limited

Suite 3300, 550 Burrard Street

Vancouver, British Columbia

Canada V6C 0B3

Dear Sir/Madam:

Re:	Purchase of 12.86 million Units of Fording Canadian Coal Trust

Fording Canadian Coal Trust (“Fording”) announced on July 29, 2008 that it had entered into an arrangement agreement (as amended on September 6, 2008, the “Arrangement Agreement”) to sell all of its assets to Teck Cominco Limited (“Teck”) by way of a plan of arrangement (the “Transaction”) pursuant to which Fording unitholders will receive from Fording a combination of U.S.$82.00 cash and 0.245 of a Teck Class B subordinate voting share (“Class B Share”) per Fording unit. Teck and Fording have confirmed that all conditions to completion of the Transaction have been satisfied or waived, as indicated in press releases dated September 30, 2008. Teck has announced that the closing of the Transaction (“Closing”) is expected to occur on October 30, 2008 (the “Scheduled Closing Date”).

In anticipation of the Closing, The Bank of Nova Scotia (“BNS”) hereby agrees to purchase 12,857,142 units of Fording (collectively, the “Units”) from you, and you hereby agree to sell the Units to BNS, on October 24, 2008 (the “Sale Date”) for an aggregate purchase price of U.S.$1,070,935,000, provided neither Teck nor Fording has publicly announced that the Closing will not occur on or prior to November 5, 2008 (the “Outside Closing Date”). You agree that if the Closing has not occurred on or prior to November 5, 2008, you will not, without our prior consent, effect the Closing during the 20 Trading Day (as such term is defined in the Settlement Receipt) period commencing on November 6, 2008. Upon receipt of the Units by BNS on the Sale Date, BNS will deliver to you a duly authorized, validly executed and delivered, and fully enforceable settlement receipt (the “Settlement Receipt”) dated as of the Sale Date in the form of the draft settlement receipt that is attached as Schedule A, and you agree to accept the Settlement Receipt as absolute payment of the purchase price for the Units. The completion of the transaction of purchase and sale contemplated by this Agreement will take place at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on the Sale Date, or at such other place, on such other date and at such other time as you and BNS may agree in writing. At such time, each of BNS and you shall execute and deliver all such documents, certificates and instruments and do all such other acts and things as you or BNS may consider necessary or desirable, acting reasonably, to effectively sell and thereby transfer all right, title and interest in and to the Units to BNS, and from and after such time, and from time to time, each of you and BNS will, at the request and expense of the person making the request, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as the other, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby. From and after payment by BNS of the purchase price for the Units by delivery of the Settlement Receipt, beneficial ownership of the Units shall pass absolutely to BNS without the need for any further act or formality and, for greater certainty, from that time BNS shall have the sole and exclusive right to all distributions on or relating to the Units, to vote the Units and to sell or otherwise dispose of the Units in its sole and absolute discretion and nothing in this Agreement or the Settlement Receipt shall limit those rights.

In connection with the foregoing, BNS and you will, on or prior to the Sale Date, enter into an escrow agreement (the “Escrow Agreement”) with Computershare Trust Company of Canada, as escrow agent, or another duly qualified trust company acceptable to each of BNS and you (the “Escrow Agent”), on customary terms and conditions satisfactory to each of BNS and you, acting reasonably, and providing for escrow release conditions substantially as set out in the attached Schedule B (the “Escrow Release Conditions”). You and we agree that the amounts to be held in escrow by the Escrow Agent pursuant to the Settlement Receipt will be held by the Escrow Agent in a designated account with BNS until release in accordance with the Escrow Agreement, and that the Closing Amount (as defined in the Settlement Receipt) will be paid (as applicable) to you, or as you direct, at a designated account with BNS.

You represent, warrant and covenant to BNS that:

1.	you are the beneficial owner of the Units free and clear of any liens or encumbrances or other third party rights or interests of any nature whatsoever;
2.	the Units are freely tradable and are not subject to a resale restriction or hold period, whether pursuant to securities legislation, by contract or otherwise;
3.	the sale of the Units by you to BNS will not be considered a “distribution” of the Units for purposes of applicable Canadian securities law;
4.

you have no knowledge of a “material fact” or “material change” in respect of Fording that has not been generally disclosed, as such terms are defined in the Securities Act (Ontario), including any knowledge of any material impediment to the Closing occurring on the Scheduled Closing Date; and

5.	you will report for purposes of the Income Tax Act (Canada) that you have disposed of the Units on the Sale Date.

You also agree that unless you provide BNS with written notice to the contrary prior to the Sale Date, your representations and warranties described above shall be true and correct on the Sale Date with the same force and effect as if made at and as of such time.

This Agreement and the attached Schedule A and Schedule B hereto constitute the entire agreement between us as regards the subject matter hereof, they cancel and supersede any prior understandings and agreements between us as regards such subject matter and there are no related representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between us other than as expressly set forth therein. Each of us acknowledges to the other party to this Agreement that it has consulted with its own legal, tax and accounting advisors to the extent it has considered it necessary to do so and it is entering into this Agreement based solely upon its own judgement and upon any such advice from such advisors, and not upon any advice, counsel or representation of such other party.

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

Yours truly,

THE BANK OF NOVA SCOTIA

Per	/s/ Christopher S. Purkis
Name: Christopher S. Purkis Title: Managing Director

AGREED AND ACCEPTED THIS 13th DAY OF OCTOBER, 2008

TECK COMINCO LIMITED /s/ Ronald A. Millos
Name: Ronald A. Millos Title: Senior Vice President, Finance and Chief Financial Officer

/s/ Peter C. Rozee
Name: Peter C. Rozee Title: Senior Vice President, Commercial Affairs

SCHEDULE A

THE BANK OF NOVA SCOTIA

Settlement Receipt

WHEREAS the undersigned has purchased 12,857,142 units (collectively, the “Units”) of Fording Canadian Coal Trust (“Fording”) from Teck Cominco Limited (the “Vendor”) on the date hereof (the “Sale Date”) pursuant to a letter agreement of purchase and sale dated October 13, 2008 between the Vendor and the undersigned (the “Agreement”);

NOW THEREFORE, for value received, the undersigned agrees that:

1.

If, prior to October 29, 2008, neither Teck nor Fording has publicly announced that the Closing will not occur on or prior to the Outside Closing Date, a cash payment in the amount of U.S.$1,070,935,000 (the “Closing Amount”) will be made by the undersigned to the Escrow Agent by noon (Toronto time) on October 29, 2008, such payment to be held by the Escrow Agent in escrow and to be released in accordance with, and subject to adjustment in accordance with, the Escrow Release Conditions.

2.

If Closing occurs on or prior to the Outside Closing Date, a cash payment in the amount (the “Adjustment Amount”), if any, by which the Teck VWAP Amount exceeds U.S.$47,250,000 will be made by the undersigned to the Vendor on the date that is 13 Trading Days following the date of Closing.

3.	If Closing has not occurred on or prior to the Outside Closing Date, a cash payment equal to the Termination Amount will be made on the date that is 24 Trading Days following November 5, 2008.

For purposes of paragraph 2 above, the term “Teck VWAP Amount” means an amount in U.S. dollars equal to the product of: (a) 3,150,000 and (b) the volume weighted average price of the Class B Shares on the New York Stock Exchange during the 10 Trading Day period commencing on and including the Trading Day following the date of Closing. For purposes of the definition of Teck VWAP Amount, the volume weighted average price of the Class B Shares will be as reported on Bloomberg Page “TCK US <Equity>VAP” and inserting (a) 0 to 9,999 in the “Volume Range” fields and (b) “09:30 (Toronto time) on the relevant date to 16:00 (Toronto time) on the relevant date” in the “From and To” fields. For purposes of paragraph 3 above, the term “Termination Amount” means an amount in U.S. dollars equal to the product of 12,857,142 and the volume weighted average price of Fording units on the New York Stock Exchange during the 20 Trading Day period commencing on and including November 6, 2008. For purposes of paragraphs 2 and 3 above and the definitions of “Teck VWAP Amount” and “Termination Amount”, the term “Trading Day” means a day on which the New York Stock Exchange is open for business and trading in the Class B Shares or Fording units, as applicable, is not halted or suspended. For purposes of the definition of “Termination Amount”, the volume weighted average price of the Fording units will be as reported on Bloomberg Page “FDG US <Equity>VAP” and inserting (a) 0 to 9,999 in the “Volume Range” fields and (b) “09:30 (Toronto time) on the relevant date to 16:00 (Toronto time) on the relevant date” in the “From and To” fields.

The obligations of the undersigned to the Vendor under paragraph 3 above will be satisfied to the extent of the payments that are made by the Escrow Agent to, or to the order of, the Vendor in accordance with the terms of the Escrow Agreement. Payment of the Adjustment Amount or the Termination Amount, as the case may be, shall otherwise be made to the Vendor by wire transfer in accordance with the following wire transfer instructions:

[Insert Vendor’s wire transfer instructions]

This Settlement Receipt is not negotiable and it is not assignable without the consent of the undersigned.

Capitalized terms not otherwise defined herein shall have the respective meaning ascribed to such terms in the Agreement.

This Settlement Receipt shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

DATED at Toronto this 24th day of October, 2008.

THE BANK OF NOVA SCOTIA

Per:
Name: Title:

SCHEDULE B

Escrow Release Conditions

Any funds held in escrow by the Escrow Agent in accordance with the Escrow Agreement will be paid as follows:

1.

The Escrow Agent shall pay the Closing Amount (as such term is defined in the Settlement Receipt), less U.S.$6,300,000 (the “Holdback Amount”), to, or to the order of, the Vendor on the date on which the Vendor provides to the Escrow Agent and to BNS a certificate certifying that:

(a)	the Pre-Closing Period (as such term is defined in the Arrangement Agreement) has been completed in accordance with the Arrangement Agreement; and
(b)	the Arrangement Agreement has not been terminated, and the parties thereto are prepared to close the Arrangement (as such term is defined in the Arrangement Agreement) on the date of such certificate.
2.

If, following Closing, the Teck VWAP Amount (as such term is defined in the Settlement Receipt) exceeds U.S.$40,950,000 (such excess amount, if any, the “TCK Excess Amount”), then the Escrow Agent shall pay the lesser of the Holdback Amount and the TCK Excess Amount to the Vendor on the date that is 13 Trading Days (as such term is defined in the Settlement Receipt) following the date of Closing, and shall pay the balance, if any, of the amounts held by the Escrow Agent pursuant to the Escrow Agreement on such date to BNS.

3.

If Closing has not occurred on or prior to the Outside Closing Date, the Escrow Agent shall pay the lesser of the Closing Amount (as such term is defined in the Settlement Receipt) and the Termination Amount (as such term is defined in the Settlement Receipt) to, or to the order of, the Vendor on the date that is 24 Trading Days (as such term is defined in the Settlement Receipt) following November 5, 2008, and shall pay the balance, if any, of the amounts held by the Escrow Agent pursuant to the Escrow Agreement on such date to BNS.

Interest, if any, earned on the funds held by the Escrow Agent in escrow shall be for the benefit of the party to whom such funds, or a portion thereof, is released, pro rata to such released amount.

Capitalized terms not otherwise defined herein shall have the respective meaning ascribed to such terms in the letter agreement of purchase and sale dated October 13, 2008 between Teck Cominco Limited (the “Vendor”) and The Bank of Nova Scotia.